                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 10 ) *


                           ALBANY INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   012 348 108
                                   -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement _.(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                                Page 1 of 5 pages

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CUSIP No. 012 348 108                       13G                Page 2 of 5 Pages

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bruce B. Purdy
             Soc. Sec. # ###-##-####
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


        (a)


        (b)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY




------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION


             United States Citizen

------- ------------------------------------------------------------------------
                            ------ ---------------------------------------------
                              5    SOLE VOTING POWER
        NUMBER OF
          SHARES                        None
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                              6    SHARED VOTING POWER

                                        1,567,695

--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                              7    SOLE DISPOTIVE POWER

                                        None

--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                              8    SHARED DISPOTIVE POWER

                                        1,567,695

--------------------------- ------ ---------------------------------------------
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,784,812 (see Item 6, page 4)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.64%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*



------- ------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

                         Schedule 13G: Page 3 of 5 Pages


Item 1(a).        Name of Issuer:
----------        ---------------

                  Albany International Corp.

Item 1(b).        Address of Issuer's Principal Executive Office:
----------        -----------------------------------------------

                  1373 Broadway, Albany, New York

Item 2(a).        Name of Person Filing:
----------        ----------------------

                  Bruce B. Purdy

Item 2(b).        Address of Principal Business Office or, if none, residence:
----------        ------------------------------------------------------------

                  PO Box 8047
                  Incline Village, Nevada  89452-8047

Item 2(c).        Citizenship:
----------        ------------

                  United States citizen

Item 2(d).        Title of Class of Securities:
----------        -----------------------------

                  Class A Common Stock

Item 2(e).        CUSIP Number:
----------        -------------

                  012 348 108

Item 3.           If this statement is filed  pursuant to Rules  13d-(b),  or
-------           --------------------------  -----------------  --------  --
                  13d-2(b), check whether the person filing is a:
                  -----------------------------------------------

                  Inapplicable.

                         Schedule 13G: Page 4 of 5 Pages


Item 4.           Ownership:
-------           ----------

                  (a)   Amount beneficially owned:  1,784,812

                  (b)   Percent of class:  7.64%

                  (c)   Number of shares as to which such person has

                        (i)  sole power to vote or direct the vote
                             None
                             ----

                        (ii) shared power to vote or direct the vote: 1,567,695

                        (iii)sole power to dispose or direct the disposition
                             None
                             ----

                        (iv) shared power to dispose or direct the disposition:
                             1,567,695


Item 5.           Ownership of Five Percent or less of a Class:
-------           ---------------------------------------------

                  Inapplicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person:
                  -------


                  Of the aggregate number of shares of Class A Common Stock reported as beneficially owned by the reporting person, 1,567,695 shares are owned by trusts as to which the reporting person shares voting and dispositive power with other trustees.

                  In addition, of the aggregate number of shares reported as beneficially owned by the reporting person, 217,117 shares are owned by trusts as to which the reporting person has no voting or dispositive power but as to which the reporting person's spouse has such power as one of the trustees.

                  Norwest Bank, Nevada N.A. is a trustee of trusts holding an aggregate of 1,096,135 of the shares reported as beneficially owned by the reporting person.

Item 7.           Identification and Classification of the Subsidiary which
-------           ---------------------------------------------------------
                  acquired the Security Being Reported on by the Parent
                  --------------------------------------------------------------
                  Holding Company:
                  ----------------

                  Inapplicable.

                         Schedule 13G: Page 5 of 5 Pages


Item 8.           Identification and Classification of Members of the Group:
-------           ----------------------------------------------------------

                  Inapplicable.

Item 9.           Notice of Dissolution of a Group:
-------           ---------------------------------

                  Inapplicable.

Item 10.          Certification:
--------          --------------

                  Inapplicable.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 23, 1999
-----------------
(Date)



/s/ Bruce B. Purdy
------------------
(Signature)

Bruce B. Purdy
--------------
(Name)